UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 9)

Select Interior Concepts, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

816120307
(CUSIP Number)

ADW Capital Management, LLC 1133 Broadway Suite 719 New York, NY 10010 (646) 684 4086
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
27-3514468
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,579,000
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,579,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,579,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Based upon 25,037,135 shares of common stock outstanding as of August 2, 2019, as disclosed in its Form 10-Q that was filed on August 8, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS Adam D. Wyden I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,579,000
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,579,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,579,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

*	Based upon 25,037,135 shares of common stock outstanding as of August 2, 2019, as disclosed in its Form 10-Q that was filed on August 8, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-1516657
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,579,000
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,579,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,579,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IA

*	Based upon 25,037,135 shares of common stock outstanding as of August 2, 2019, as disclosed in its Form 10-Q that was filed on August 8, 2019, by the Issuer with the Securities and Exchange Commission.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Select Interior Concepts, Inc. a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons as of August 15, 2019, and amends and supplements the Schedule 13D, as previously amended on March 22, 2019, April 8, 2019, April 12, 2019, April 30, 2019, May 3, 2019, May 6, 2019, and May 13, 2019 (as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D has been replaced in its entirety with the following:

On March 26, 2019, the Reporting Persons issued a press release transmitting a letter to the board of directors (the “Board”) and management of the Issuer demanding public strategic alternatives process. A copy of the press release was previously filed as Exhibit 4 to the Schedule 13D.

On April 5, 2019, the Issuer filed a definitive proxy statement for its annual meeting of stockholders to be held on May 15, 2019, for the election of the directors, the approval of the Issuer’s incentive plan, and the ratification of the appointment of its independent registered public accounting firm for the year ending December 31, 2019.

On April 8, 2019, the Reporting Persons issued a press release transmitting a letter to the board of director and management of the Issuer demanding public strategic alternatives process, announcing its own public investor meeting to discuss the mismanagement of the Issuer and encouraging all investors to refrain from voting their shares at the annual meeting to deny a quorum (the “April 8 Press Release”). A copy of the press release was previously filed as Exhibit 2 to the Schedule 13D and also filed such press release on Form PX14A6G – Notice of Exempt Solicitation - pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On April 12, 2019, the Reporting Persons issued a press release announcing the timing of its own public investor meeting to discuss the mismanagement of the Issuer. A copy of the press release was previously filed as Exhibit 3 to the Schedule 13D.

On May 3, 2019, the Reporting Persons issued a press release correcting the April 8 Press Release. A copy of the press release was previously filed as Exhibit 5 to the Schedule 13D and also filed such press release on Form PX14A6G – Notice of Exempt Solicitation - pursuant to Rule 14a-6(g) promulgated under the Exchange Act.

On May 6, 2019, the Reporting Persons issued a press release providing an update on the Board’s and management team’s intransigence/failure to create shareholder value. A copy of the press release was also previously filed as Exhibit 6 to the Schedule 13D and also filed such press release on Form PX14A6G – Notice of Exempt Solicitation - pursuant to Rule 14a-6(g) promulgated under the Exchange Act.

On May 13, 2019, the Reporting Persons issued a press release reminding stockholders of the Issuer to refrain from voting their shares at the Issuer’s 2019 annual meeting held on May 15, 2019, to deny a quorum. A copy of the press release was also previously filed as Exhibit 7 to the Schedule 13D and also filed such press release on Form PX14A6G – Notice of Exempt Solicitation - pursuant to Rule 14a-6(g) promulgated under the Exchange Act.

On May 13, 2019, the Reporting Persons issued a subsequent press release in response to the Issuer’s announcement that it initiated a comprehensive review of strategic, operational and financial alternatives to enhance shareholder value. In the press release, the Reporting Persons announced that they were cancelling their “no vote” campaign. A copy of the press release was also previously filed as Exhibit 8 to the Schedule 13D and also filed such press release on Form PX14A6G – Notice of Exempt Solicitation - pursuant to Rule 14a-6(g) promulgated under the Exchange Act.

Through the series of public letters to the Board and to the stockholders described above, the Reporting Persons demanded that the Issuer pursue a strategic alternatives process and had been soliciting shareholders of the Issuer not to vote their shares at the Issuer’s 2019 annual meeting held on May 15, 2019, until cancelling the “no vote” campaign on May 13, 2019, in response to the Issuer’s strategic shift announced by the Issuer on the same date.

The Reporting Persons continue to believe that the securities of the Issuer are undervalued and that the Issuer should pursue a strategic alternatives process. The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, a sale of the Issuer in full, in addition to the exploration of the sale of certain of the Issuer's businesses or assets and potential changes in the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, and strategy and plans. The Reporting Persons intend to continue to communicate with the Issuer's management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is amended in its entirety as follows:

(a) Based upon an aggregate of 25,037,135 shares of Common Stock outstanding, as determined by the Issuer’s most recently public available information:

i.	ADW Capital Partners, L.P. owned 2,579,000 shares of Common Stock, constituting approximately 10.3% of the shares outstanding.

ii.	ADW Capital Management, LLC directly owned no shares of Common Stock. By reason of its position as investment advisor for ADW Capital Partners, L.P., ADW Capital Management, LLC may be deemed to beneficially own the 2,579,000 shares, constituting approximately 10.3% of the shares outstanding.

iii.	Mr. Wyden owned no shares of Common Stock. By reason of his position as sole manager of ADW Capital Management, LLC Mr. Wyden may be deemed to beneficially own the 2,579,000 shares constituting approximately 10.3% of the shares outstanding.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following:

(c) The following table sets forth all transactions that have been effected via purchases of the Issuer’s securities by the entities indicated below during the past 60 days.

Name of Reporting Person	Date of Transaction	Amount of Shares	Buy (B) or Sell (S)	Price per Share ($)
ADW Capital Management, LLC	8/15/2019	2,000	B	11.10
ADW Capital Management, LLC	8/9/2019	1,000	B	11.67
ADW Capital Management, LLC	8/8/2019	1,000	B	11.39
ADW Capital Management, LLC	8/6/2019	5,000	B	11.49
ADW Capital Management, LLC	8/1/2019	5,000	B	11.92
ADW Capital Management, LLC	7/31/2019	5,000	B	11.91
ADW Capital Management, LLC	7/16/2019	43,000	B	11.31
ADW Capital Management, LLC	7/12/2019	2,300	B	10.89
ADW Capital Management, LLC	7/12/2019	200	S	10.84

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2019	ADW Capital Partners, L.P. By: ADW Capital Management, LLC Its: General Partner
	Signature:	/s/ Adam D. Wyden
	Name:	Adam D. Wyden
	Title:	Sole Manager

ADW Capital Management, LLC

By:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

Adam D. Wyden

/s/ Adam D. Wyden

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).